# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: Y6430L301
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 10/28/2025
Filed by CIK 0001390775
Persons authorized to receive notices and communications: Ms. Margarita Veniou, Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9485-360

## Reporting persons
- Papatrifon Eleftherios (CIK 0001390775): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,986,919; shared voting power 0; sole dispositive power 1,986,919; shared dispositive power 0; aggregate amount beneficially owned 1,986,919 (6.09% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Comment:
This Amendment No. 17 (the "Amendment No. 17") to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the "Commission") on June 26, 2024, October 1, 2024, October 17, 2024, December 2, 2024, December 20, 2024, February 11, 2025, February 25, 2025, March 11, 2025, April 15, 2025, June 13, 2025, July 11, 2025, July 22, 2025, July 24, 2025, August 1, 2025, September 4, 2025, September 18, 2025, and October 1, 2025 (the "Schedule 13D"), filed by the Reporting Person (as defined below) related to the shares of common stock, par value $0.01 per share (the "Shares"), of OceanPal Inc. (the "Issuer").

This Amendment No. 17 is being filed to report a decrease in the percentage ownership of Shares that the Reporting Persons may be deemed to beneficially own though its ownership of the Issuer's Series C Preferred Stock and Series D Preferred Stock which may be converted into Shares of the Issuer at the Reporting Persons' option (subject to certain ownership restrictions contained in the Series C Preferred Stock and Series D Preferred Stock's statements of designation, together the "Statements of Designation" and a Shareholder Covenant Agreement) as a result an increase in the Series C Preferred Stock's and the Series D Preferred Stock's conversion price, and the issuance of additional shares of common stock in conjunction with the Company's PIPE transaction, off-set by the vesting of the Reporting Persons' Series C Preferred Stock and the issuance of shares of common stock to the Reporting Persons in conjunction with the Company's PIPE transaction.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 17 to the Schedule 13D is being filed on behalf of Eleftherios Papatrifon (the "Reporting Person").
Residence or business address: The principal business address for the Reporting Person is Pendelis 16, 17564 Palaio Faliro, Athens, Greece.
Criminal convictions in the last five years: To the best of the Reporting Person's knowledge, the Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: To the best of the Reporting Person's knowledge, the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a citizen of Greece.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of the date hereof, all shares of the Issuer's Series C Convertible Preferred Shares (the "Series C preferred Stock") Preferred Stock, granted pursuant to the Issuer's 2021 Equity Incentive Plan, as amended and restated have vested, of which the Reporting Person owns 2,084 shares of the Series C Preferred Stock, and in accordance with their terms, have become convertible at the Reporting Person's option, giving effect to certain ownership restrictions contained in the Series C Preferred Stock's statement of designation and a Shareholder's Covenant Agreement, including that the shares of Series C Preferred Stock shall not be convertible into the Issuers' Shares to the extent that such conversion would result in the Reporting Person becoming the beneficial owner of more than 49% of the total issued and outstanding Shares among other restrictions.

As partial consideration for the Issuer's purchase of the m/v Baltimore and m/v Melia from Diana Shipping Inc. ("Diana Shipping"), the Issuer issued shares of its 7.0% Series D Cumulative Convertible Perpetual Preferred stock (the "Series D Preferred Stock") to Diana Shipping. Diana Shipping exercised its right to convert shares of the Series D Preferred Stock into shares of the Issuer's Shares in accordance with the Statement of Designations defining the rights, terms and preferences of the Series D Preferred Stock. Diana Shipping distributed on December 15, 2022, and June 9, 2023, respectively, all of the common shares issued upon the conversion of certain shares of Series D Preferred Stock to its common shareholders of record as of the respective distribution record dates (the "Record Dates"), on a pro rata basis (both distributions referred to as the "Distributions"). In connection with the Distributions, Diana Shipping allowed its common shareholders of record as of the Record Date to elect to receive the number of shares of Series D Preferred Stock allocable to such shareholder instead of the Shares.

The Reporting Person, as a common shareholder of Diana Shipping as of the Record Dates, elected to receive his Diana Shipping distribution in shares of Series D Preferred Stock. The Reporting Person may be deemed to have beneficial ownership of Shares through his ownership of Series D Preferred Stock which may be converted into common shares at the Reporting Person's option, subject to certain ownership restrictions contained in the Series D Preferred Stock's statement of designation, including that shares of the Series D Preferred Stock shall not be convertible into the Issuer's common shares to the extent that such conversion would result in the Reporting Person becoming the beneficial owner of more than 49% of the total issued and outstanding common Shares.

Pursuant to a share purchase agreement dated October 15, 2024 (the "Share Purchase Agreement"), the Reporting Person purchased shares of Series D Preferred Stock from Abra Marinvest Inc. for due consideration.

On October 28, 2025, 470,588 shares of common stock were issued to the Reporting Person in conjunction with the Issuer's PIPE transaction.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is a member of the Board of Directors and a member of the Executive Committee of the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person acquired the Shares in connection with the Issuer's equity awards and the Series D Preferred Stock in connection with the Distributions and the Share Purchase Agreement as described herein solely for investment purposes. The Reporting Person, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they then own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Person is in contact with members of the Issuer's management, the other members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of October 28, 2025, the Issuer had 31,121,477 Shares outstanding. Based on the foregoing, the Reporting Person reports beneficial ownership of the following Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person is the record holder of (i) 915 shares of Series D Preferred Stock, convertible into an aggregate of 426,635 Shares, representing 1.42% of the Issuer's issued and outstanding Shares, (ii) 2,084 shares of Series C Preferred Stock, convertible into an aggregate of 1,053,696 Shares, representing 3.23%% of the Issuer's issued and outstanding Shares, and (iii)470,588 shares of common stock, representing 1.44% of the Issuer's issued and outstanding Shares. The Reporting Person has the sole power to vote or direct the vote of 1,986,919 Shares.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On October 24, 2025, the Reporting Person entered into a Shareholder Covenant pursuant to which as a condition to the Shares received from the Issuer on October 28, 2025, the Reporting Person agrees that they shall not exercise its right to convert all or any portion of the shares of Series C Preferred Stock or Series D Preferred Stock owned by it or transfer all or any portionsch of the Series C Preferred Stock or Series D Preferred Stock owned by it, except in each case with the Issuer's prior written consent.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Papatrifon Eleftherios: /s/ Eleftherios Papatrifon, Eleftherios Papatrifon (10/30/2025)